FORM 11-K
             U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the Fiscal Year Ended December 31, 1996 OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

                  Commission File Number:  0-22953

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       Pioneer Bank, FSB Profit Sharing 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

       Oregon Trail Financial Corp.
       2055 First Street
       Baker City, Oregon  97814

THE PLAN IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"). IN ACCORDANCE WITH ITEM NO. 4 OF REQUIRED INFORMATION, THE PLAN FINANCIAL STATEMENTS AND SCHEDULES ATTACHED HERETO ARE PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

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             Pioneer Bank, FSB Profit Sharing 401(k) Plan

                          Balance Sheet*


                                            At                  At
                                     January 1, 1996    December 31, 1996
                                     ---------------    -----------------
Assets

Cash . . . . . . . . . . . . .              --                 --
  Loans to participants:
    Mortgages. . . . . . . . .              --                 --
    Other. . . . . . . . . . .          24,959             44,125
  Value of interest in
   registered investment
   companies . . . . . . . . .       2,013,146          1,959,892
  Value of funds held in
   insurance company general
   account (unallocated
   contracts). . . . . . . . .              --            317,294
  Total. . . . . . . . . . . .       2,038,105          2,321,311
Employer-related investments:
  Employer securities. . . . .              --                 --
  Employer real property . . .              --                 --
Buildings and other property
 used in plan operations . . .              --                 --
Total assets . . . . . . . . .       2,038,105          2,321,311

Liabilities

Benefit claims payables. . . .              --                 --
Operating payables . . . . . .              --                 --
Acquisitions indebtedness. . .              --                 --
Other liabilities. . . . . . .              --                 --
Total liabilities. . . . . . .              --                 --
Net assets . . . . . . . . . .       2,035,105          2,321,311

-------------------
* Prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, applicable to plans with fewer than 100 participants.

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                   Pioneer Bank, FSB Profit Sharing 401(k) Plan

                               Statement of Income*

                                                         Amount        Total
                                                         ------        -----
Income
Contributions received or receivable from:
  Employers. . . . . . . . . . . . . . . . .            108,810           --
  Participants . . . . . . . . . . . . . . .            245,061           --
  Others . . . . . . . . . . . . . . . . . .                 --           --
Noncash contributions. . . . . . . . . . . .                 --           --
Total contributions. . . . . . . . . . . . .                 --      353,871
Earnings on investments:
  Interest:
    Interest-bearing cash (including money
     market funds) . . . . . . . . . . . . .                 --           --
    Certificates of deposit. . . . . . . . .                 --           --
    U.S. Government securities . . . . . . .                 --           --
    Corporate debt instruments . . . . . . .                 --           --
    Mortgage loans . . . . . . . . . . . . .                 --           --
    Other loans. . . . . . . . . . . . . . .              1,697           --
    Other interest . . . . . . . . . . . . .                 --           --
  Total interest . . . . . . . . . . . . . .                 --        1,697
Net investment gain (loss) from registered
 investment companies. . . . . . . . . . . .                 --      (24,978)
Other income . . . . . . . . . . . . . . . .                 --        7,746
Total income . . . . . . . . . . . . . . . .                 --      338,336

Expenses
Benefit payment and payments to provide benefits:
  Directly to participants or beneficiaries.            52,729            --
  To insurance carriers for the provision
   of benefits . . . . . . . . . . . . . . .                --            --
  Other. . . . . . . . . . . . . . . . . . .                --            --
  Total payments . . . . . . . . . . . . . .                --        52,729
Administration expenses:
  Accounting fees. . . . . . . . . . . . . .                --            --
  Actuarial fees . . . . . . . . . . . . . .                --            --
  Contract administrator fees. . . . . . . .                --            --
  Investment advisory and management fees. .                --            --
  Legal fees . . . . . . . . . . . . . . . .                --            --
  Valuation/appraisal fees . . . . . . . . .                --            --
  Trustees fees/expenses (including travel,
   seminars, meetings etc.). . . . . . . . .                --            --
  Other. . . . . . . . . . . . . . . . . . .             2,401            --
Total administrative expenses. . . . . . . .                --         2,401
Total expenses . . . . . . . . . . . . . . .                --        55,130
Net income (loss). . . . . . . . . . . . . .                --       283,206
Net assets at beginning of year. . . . . . .                --     2,038,105
Net assets at end of year. . . . . . . . . .                --     2,321,311

----------------
* Prepared in accordance with the financial reporting requirements of the employee Retirement Income Security Act of 1974, as amended, applicable to plans with fewer than 100 participants.

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                                   SIGNATURE

       The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  Pioneer Bank, FSB Profit Sharing 401(k) Plan

Date:  October 8, 1997           By: /s/ Dan L. Webber
                                      --------------------------------------
                                      Dan L. Webber
                                      President and Chief Executive Officer

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